Neovasc Reducer™ and Tiara™ Featured at Leading Industry Virtual Conferences

VANCOUVER and MINNEAPOLIS, MN via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today announced that the Neovasc Reducer™ ("Reducer") and Tiara™ ("Tiara") program were recently featured at two industry conferences.

The Tiara Mitral Valve Replacement program was featured at both the PCR e-Course and the TVT Connect conference.

During the courses, Lenard Conradi M.D., University Heart Center Hamburg, Germany, and Gorav Ailawadi, M.D., M.B.A., University of Virginia, provided updates on the clinical performance of the Tiara TA transapical and Tiara TF transfemoral programs.

The presentations of the Tiara TA system revealed:

  Excellent procedural safety: 0% procedural mortality
  High rate of procedural success:  92.4%
  Resolution of MR (None/Trace/Mild)

o  97.3% at 30 Day

o  100% at 1 Year

  Symptom improvement in majority of patients
  Longest follow-up: > 6 years

The Reducer was highlighted during the PCR e-Course in a Hotline and Innovation session. Stefan Verheye, M.D., Ph.D., ZNA Middelheim, Antwerp, Belgium, presented the results of the REDUCER-I study. REDUCER-I is a multi-center, international, three-arm prospective and retrospective observational study enrolling up to 400 patients suffering from refractory angina.

Highlights of the study included:

  70% of patients with the most severe symptoms saw improvement in their symptoms following Reducer treatment and the result was sustained up to 3 years
  Less than 1% of patients experienced a device or procedure related major adverse event
  Patients experienced a 91% decrease in emergency department visits from the 12 months prior to baseline compared to 12 months after treatment with Reducer

"We are pleased to see the continued success with our innovative technologies, Reducer and Tiara," said Fred Colen, President and Chief Executive Officer of Neovasc. "It's gratifying to see several of the most respected cardiology leaders discussing our technologies in such prominent programs. We look forward to expanding our global regulatory approvals so that we can bring these technologies to more patients around the world."

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when there is inadequate supply of blood to parts of the heart muscle, despite current treatment therapies, including any form of standard revascularization and drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, it is currently under PMA review. The FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Tiara
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation ("MR") by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe. Tiara is implanted in the heart using a minimally invasive, transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

The Tiara valve is not commercially available and is currently being evaluated in two ongoing clinical trials: TIARA-I - an early feasibility trial in the United States, Canada, and Belgium; and TIARA-II - a European Conformité Européenne Mark trial in Germany, Italy, Spain, and the United Kingdom. In addition, patients have also been treated under compassionate programs in Canada, Italy, Germany, Israel, and Switzerland.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the growing incidence of refractory angina, the potential expansion of the patient pool eligible for treatment with Tiara TF as a result of lower profile valve design, coupled with the innovative delivery system, expectations regarding the initiation of a clinical feasibility study in late 2020,  expectations as to the growing cardiovascular marketplace, the safety and efficacy of the Reducer therapy and the Tiara valve and our ability to expand our global regulatory approvals. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.